UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated November 10, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  November 10, 2011

Exhibit No.	Description
1.	Press release, dated November 10, 2011

Exhibit 1

Jinpan International Reports Third Quarter 2011
Financial Results and Raises FY11 Revenue and Net Income Forecast

~ 3Q11 Net Sales Increase 49% to $66.6 Million ~
~ 3Q11 Net Income Increases 93% to $8.4 Million ~
~ 3Q11 Diluted EPS Increases 89% to $0.51 per Share  ~

Carlstadt, N.J., November 10, 2011 - Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced unaudited consolidated financial results for the third quarter ended September 30, 2011.

Net sales for the third quarter were $66.6 million, a 49.3% increase from $44.6 million in the same period last year.  The increase in third quarter sales was the result of higher volume transformer sales in China and strong international wind transformers sales compared to the prior year period.  In the third quarter, domestic sales accounted for $59.1 million, or 88.7% of net sales, compared to $42.2 million, or 94.6% of net sales in the same period last year. Net sales outside of China were $7.5 million, or 11.3% of net sales, compared to $2.4 million, or 5.4 % of net sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $56.8 million, or 85.3% of net sales in the third quarter, while wind energy products represented $9.8 million, or 14.7% of net sales in the third quarter.

Gross profit in the 2011 third quarter increased 55.6% to $24.9 million from $16.0 million in the same period last year.  Third quarter 2011 gross profit margin was 37.5% compared to 35.9% in the prior year period. The Company reaffirms its guidance of full year gross margin ranging from 36%-38%.

Selling and administrative expenses in the third quarter were $16.5 million, or 24.8% of net sales, compared to $11.6 million, or 26.0% of net sales in the same period last year.  This percentage decrease was primarily due to the strong increase in net sales.  Operating income increased 90.9% to $8.4 million, or 12.7% of net sales, from $4.4 million, or 9.9% of net sales in the same period last year.

Net income for the third quarter increased to $8.4 million, or $0.51 per diluted share, from $4.4 million, or $0.27 per diluted share, in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “We are pleased to announce solid third quarter financial results which reflect continued strong core performance across both our domestic and international segments. Our effort to increase overall sales of higher margin, customized products has been a major initiative for Jinpan in recent quarters and is reflected in our strong results for this quarter.  Our domestic business was driven by the continuing trend of higher volume of customized transformer orders. Demand for our products increased, because many state-owned enterprises and private businesses in China expanded their operations which results in greater demand for cast resin transformers and related products.  Our international business enjoyed steady demand in the third quarter fueled in part by rising wind transformer orders from both the U.S. and Europe.”

“As of September 30th of this year, our backlog increased to approximately $100 million compared to $91 million at the end of June.  Based on current order trends, we expect both domestic and international order flow to remain healthy in the fourth quarter.  Consequently, we are raising our full year guidance.”

“Our improved outlook for both top line and bottom line financials reflects strong demand for our products and provides us with greater confidence as we progressively execute our expansion initiatives going forward.  We continue to leverage our strong research, design and engineering capabilities to increase our market share of high-end customized products, which in turn can generate higher gross profit margins and strengthen our foundation for future growth.”

Balance Sheet
As of September 30, 2011, the Company had $13.8 million in cash, cash equivalents and restricted cash compared to $28.6 million at December 31, 2010.  Inventory increased to $44.8 million as of September 30, 2011, from $29.5 million on December 31, 2010, due to anticipated order demand.  Accounts receivable on September 30, 2011 totaled $110.3 million, compared to $75.7 million on December 31, 2010. Total bank loans outstanding at September 30, 2011 increase to $28.5 million as compared to $13.7 million at December 31, 2010.

Financial Outlook
As of September 30th, 2011, the Company had a backlog of approximately $100 million, compared to $91 million as of June 30th, 2011, $79 million as of April 30, 2011 and $60 million as of December 31, 2010.

As a result of the Company’s third quarter performance coupled with current favorable domestic and international order trends, the Company is raising its financial forecast for the year.  For full year 2011, the company anticipates net sales growth of 48%-50% to $213 million-$216 million and net income growth to approximately 75%-80% to $23.4-$24.1 million.  The Company maintains its gross profit margin estimate of 36-38% and believes that international sales will account for approximately 12%-14% of full year sales.

Conference Call Information
Jinpan’s management will host an earnings conference call on November 10th, 2011 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1- 719-325-2106.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through November 24th, 2011.  Listeners may access the replay by dialing # 1-858-384-5517, access code: 2294579.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2010 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd. Mark Du Chief Financial Officer (201) 460-8778	At ICR, Inc.: In U.S. Bill Zima (646) 308-1630

(Financial Statements on Following Page)

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Nine Month Periods Ended September 30, 2011

	Three months ended Sept 30	Three months ended Sept 30	Nine months ended Sept 30	Nine months ended Sept 30
	2011	2010	2011	2010
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	66,641	44,577	154,793	100,909
Cost of Goods Sold	(41,698)	(28,578)	(96,663)	(61,742)
Gross Margin	24,943	15,999	58,130	39,167

Operating Expenses
Selling and administrative	(16,508)	(11,585)	(38,074)	(29,504)
Operating income	8,435	4,414	20,056	9,663

Interest Expenses	(418)	(81)	(865)	(159)
Other Income	1,485	467	1,996	1,270
Income before income taxes	9,502	4,800	21,187	10,774

Income taxes	(1,072)	(422)	(2,739)	(3,262)
Net income	8,430	4,358	18,448	7,512

Earnings per share

-Basic	US$0.52	US$0.27	US$1.14	US$0.46

-Diluted	US$0.51	US$0.27	US$1.12	US$0.46

Weighted average number of shares

-Basic	16,163,696	16,159,696	16,163,696	16,159,696

-Diluted	16,452,359	16,344,162	16,426,253	16,488,938

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	Sept 30,	December 31,
	2011	2010
	US$	US$
Assets

Current assets:

Cash and cash equivalents	13,727	27,527
Restricted cash	67	1,079
Accounts receivable, net	110,274	75,658
Inventories	44,815	29,532
Prepaid expenses	31,980	28,939
Other receivables	14,717	9,833

Total current assets	215,580	172,568

Property, plant and equipment, net	35,089	32,138

Construction in progress	1,241	1,861

Land use right	6,395	6,374
Intangible asset-Goodwill	13,257	12,721
Other assets	68	69
Deferred tax assets	953	858

Total assets	272,583	226,589

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	26,913	12,080
Accounts payable	22,160	13,269
Notes Payable	10,106	27,111
Tax Payable	2,657	1,659
Advance from customers	14,312	5,319
Other Payable	20,489	14,061

Total current liabilities	96,637	73,499

Long TermLoan	1,562	1,597
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,395,456 in 2011 and 2010	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2011 and 2010	-	-
Additional paid-in capital	35,923	35,738
Reserves	9,514	9,514
Retained earnings	109,018	92,834
Accumulated other comprehensive income	19,480	12,958
	174,863	151,972
Less: Treasury shares at cost, common stock-227,306 in 2011 and 2010	(479)	(479)
Total shareholders’ equity	174,384	151,493

Total liabilities and shareholders' equity	272,583	226,589

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2011(Unaudited)

	Nine months ended Sept 30	Nine months ended Sept 30
	2011	2010
Operating activities
Net income	18,448	7,512
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	3,153	2,789
Provision for Doubtful Debt	696	92
Loss/(Gain) on disposal of fixed assets	12	12
Deferred Income Tax	(58)	(38)
Stock-based compensation cost	184	160
Changes in operating assets and liabilities
Restricted cash	1,036	-
Accounts receivable	(31,475)	(11,862)
Notes receivable	(4,539)	1,338
Inventories	(13,750)	(8,285)
Prepaid expenses	(1,784)	218
Other receivables	166	(2,042)
Accounts payable	8,160	3,158
Notes Payable	(17,773)	(1,864)
Income tax	909	(474)
Advance from customers	8,588	1,740
Other liabilities	5,717	283
Net cash provided by/(used in) operating activities	(22,310)	(7,263)
Investing activities
Purchases of property, plant and equipment	(4,257)	(2,485)
Proceeds from sales of property, plant and equipment	31	14
Payment for construction in progress	-	(1,927)
Long Term Prepaid Lease	243	(272)
Investment in Beijing Jinpan Huineng Electronics Co	-	(29)
Net cash provided by (used in) investing activities	(3,983)	(4,699)
Financing activities
Increase( Decrease) in Notes payable	-	-
Proceeds from bank loan	27,555	7,608
Repayment of bank loan	(13,627)	(66)
Proceeds from exercise of stock options	-	-
Dividends paid	(2,264)	(2,308)
Net cash provided by/(used in) financing activities	11,664	5,234
Effect of exchange rate changes on cash	829	432
Net increase/(decrease) in cash and cash equivalents	(13,800)	(6,296)
Cash and cash equivalents at beginning of year	27,527	25,749
Cash and cash equivalents at end of the period	13,727	19,453

Interest paid	879	73
Income taxes paid	1,758	3,978